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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010
	(In thousands)
Earnings Before Fixed charges:
Earnings from continuing operations before non-controlling interest or tax	$(39,540)	$(1,264)	$(24,708)
Capitalized interest	(4,048)	(900)	(128)
Depreciation of capitalized interest	992	790	745
Non-controlling interest	(163)	(48)	19

Total earnings before fixed charges	$(42,759)	$(1,422)	$(24,072)

Fixed charges:
Interest expense includes discontinued operations	$86,521	79,233	87,035
Capitalized interest includes discontinued operations	4,048	900	128

Total fixed charges	$90,569	$80,133	$87,163

Total earnings & fixed charges	$47,810	$78,711	$63,091

Ratio of earnings to fixed charges	0.53	0.98	0.72
Deficiency	$(42,759)	$(1,422)	$(24,072)

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  EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES